

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via Facsimile

Jonathan Hopp
President and Chief Executive Officer
JH Designs, Inc.
11271 Ventura Boulevard #511
Studio City, California 91604

> **Re:** **JH Designs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2011**
> **File No. 333-174196**

Dear Mr. Hopp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to comment 4 in our letter dated June 9, 2011; however, we do not see the revised disclosure. Please revise or advise.

Summary Financial Information, page 6

2. Please revise to also include summary statement of operations data for the interim period.

Risk Factors, page 7

We may require additional funds which we plan to raise through the sale of …, page 7

3. Please update your current cash in this risk factor and include the associated period. Please also revise this risk factor, as necessary, due to the passage of time and the decrease in your available cash.

Selling Stockholders, page 10

4. We note your response to comment 10. Please provide an update on the status of filing the Form D.

Description of Business, page 15

5. We note your response to comment 13.

- Please delete the first paragraph under "Our Approach to Our Clients," as it contains mostly marketing language.

- Please revise the disclosure to clarify whether you own the inventory for staging properties and, if so, how it is reflected in your financial statements.

- Please identify the publisher of the book "Interior Bliss."

- Please revise your descriptions of planned business activities to include a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. Of the future business activities you describe, please note the ones that will receive priority over others based on your current available cash. In this regard, we note your risk factor disclosure that your cash of $12,719 as of December 31, 2010 will not be sufficient to operate your business beyond 6 months. We also note your disclosure on page 18 regarding the more than $200,000 in expenses you expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of …, page 19

Plan of Operation, page 20

Overview, page 20

6. We note your response to comment 19 in our letter dated June 9, 2011. Please revise the disclosure to discuss the economic or industry-wide factors relevant to the company. For example, discuss how recent trends in the real estate market have affected or may affect your business.

Results of Operations, page 21

7. We note your response to comment 21 in our letter dated June 9, 2011. Please include the discussion of revenues under the heading "Results of Operations." Additionally, please revise the disclosure to explain how the revenues for the year ended December 31, 2009 were generated if, as you indicate, the revenues are a result solely of your acquisition of Staged for Success, LLC on September 1, 2010. Finally, please revise the disclosure to discuss the substantial decrease in revenues and expenses between the year ended 2009 and 2010.

Liquidity and Capital Resources, page 19

8. We note your response to comment 22. Please delete the reference to "exploration of the Claims."

Directors, Executive Officers, Promoters and Control Persons, page 21

Director Independence, page 24

9. We note your response to comment 24 in our letter dated June 9, 2011. Please indicate here, as you do on page 8, that you have not established any of these committees.

Significant Employees and Consultants, page 24

10. We note your response to comment 25 in our letter dated June 9, 2011. Please revise the disclosure to explain how Mr. Hopp does not meet the definition of employee under the tax laws.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheet, page F-3

11. We note that the 2009 balance for Member's capital has been adjusted in the latest filing. It would appear that as a result of this adjustment, the total liabilities and stockholders' deficit is no longer equal to total assets. Please tell us more about this adjustment and reconcile the difference in the Consolidated Balance Sheet. This adjustment has also resulted in a discrepancy between the 2010 Consolidated Balance Sheet and the Consolidated Statement of Stockholders' Deficit when comparing additional paid-in capital and total stockholders' deficit. Please amend your filing to reconcile these discrepancies throughout all of your financial statements.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Catherine Brown, Staff Attorney, at (202) 551- 3513 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

James Allegretto
Senior Assistant Chief Accountant

cc: Thomas E. Puzzo, Esq.